Exhibit A-2

Retained earnings analysis of PacifiCorp detailing gross earnings, goodwill amortization, dividends paid and resulting capital balances at March 31, 2004 ($MM)

($ in millions)

Retained earnings at March 31, 2004	$390.1
Net income for the period	50.9
Goodwill amortization	—
Dividends declared - common	(48.3)
Dividends declared - preferred	(0.5)
Transfer of subsidiary	—

Retained earnings at June 30, 2004	$392.2